SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660
Phone: Phone: (858) 798-1644

March 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-tek Solutions Inc. (the “Company”)
Supplemental Correspondence submitted on February 22, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Filed on October 15, 2010
File No. 000-29895

Dear Mr. Spirgel:

The following contains our responses to your comment letter dated March 3, 2011 for comments No.’s 1, through 11. We anticipate responses to comments no later than March 28, 2011.

Comment 1.	Request extension to March 28, 2011 to respond

Comment 2.	Request extension to March 28, 2011 to respond

Comment 3.	Request extension to March 28, 2011 to respond

Comment 4.	Request extension to March 28, 2011 to respond.

Comment 5.	Request extension to March 28, 2011 to respond.

Comment 6.	Request extension to March 28, 2011 to respond.

Comment 7.	Request extension to March 28, 2011 to respond

Comment 8.	Request extension to March 28, 2011 to respond

Comment 9.	Request extension to March 28, 2011 to respond

Comment 10.	Request extension to March 28, 2011 to respond

Comment 11.	Request extension to March 28, 2011 to respond

In response to these comments, the company acknowledges that:

  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

  The company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,

/x/ Brian Bonar

Brian Bonar
CEO, Director